Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communications are being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com,inc.

Transcript of Investor Call for the acquisition of MuleSoft, Inc. by salesforce.com, inc.

Salesforce.com, Inc.

March 20, 2018 at 9:30 p.m. GMT

Corporate Speakers

•	John Cummings; SVP of Investor Relations; salesforce.com, inc.

•	Keith Block; Vice Chairman, President & COO; salesforce.com, inc.

•	Bret Taylor; President & Chief Product Officer; salesforce.com, inc.

•	Greg Schott; Chairman & CEO; MuleSoft, Inc.

•	Mark Hawkins; President & CFO; salesforce.com, inc.

Participants

•	Taylor Reiners; Piper Jaffray Companies; Analyst

•	John DiFucci; Jefferies LLC; Analyst

•	Keith Weiss; Morgan Stanley; Analyst

•	Karl Keirstead; Deutsche Bank AG; Analyst

•	Kirk Materne; Evercore ISI; Analyst

•	Abhey Lamba; Mizuho Securities USA LLC; Analyst

•	Tom Roderick; Stifel, Nicolaus & Company; Analyst

•	Keith Bachman; BMO Capital Markets Equity Research; Analyst

•	Jennifer Lowe; UBS Investment Bank; Analyst

•	Sarah Hindlian; Macquarie Research

•	Pat Walravens; JMP Securities LLC; Analyst

•	Kash Rangan; BofA Merrill Lynch; Analyst

PRESENTATION

Operator: Good afternoon. My name is Sarah, and I will be your conference operator today. At this time, I would like to welcome everyone to the Salesforce-MuleSoft Acquisition conference call. (Operator Instructions)

It is now my pleasure to introduce your speaker, Mr. John Cummings, Senior Vice President, Investor Relations. Mr. Cummings, the floor is yours.

John Cummings: Thank you so much, Sarah, and good afternoon, everyone. Earlier today, Salesforce announced it has entered into an agreement to acquire MuleSoft, one of the world’s leading platforms for building applications networks. The details of this transaction can be found in a press release issued at approximately 4:30 p.m. Eastern Time today, along with an 8-K filed with the SEC.

Joining me today to discuss the transaction is Keith Block, Vice Chairman, President and COO; Bret Taylor, President and Chief Product Officer: Greg Schott, CEO of MuleSoft; and Mark Hawkins, President and Chief Financial Officer.

Purpose of today’s call is to discuss the acquisition of MuleSoft. Keith, Bret, Greg and Mark will review the proposed acquisition and the terms of the transaction. After our prepared remarks, we’ll turn the call over to your questions.

You should be aware that our discussion and responses to your questions may contain forward-looking statements related to Salesforce, MuleSoft and the acquisition of MuleSoft that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements.

All statements other than historical facts included in our discussion, including, but not limited to, statements regarding the timing and closing of the transaction, the potential benefits and financial impact of the transaction, Salesforce’s and MuleSoft’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Salesforce and MuleSoft and any assumptions underlying any of the foregoing, are forward-looking statements. Should any of these risks or uncertainties materialize or should our assumptions prove to be incorrect, actual company results and actual effects of the transaction could differ materially from these forward-looking statements.

A discussion of risks, uncertainties and assumptions related to the acquisition and the estimated impact to Salesforce and MuleSoft as well as other information on potential risk factors that could affect our financial results are included in reports filed by Salesforce and MuleSoft with the SEC, including each company’s reports on Forms 8-K, 10-Q, and 10-K, particularly under the heading Risk Factors and the tender offer statement on Schedule TO, registration statement on Form S-4 and other offering documents to be filed by Salesforce as well as the solicitation recommendation statement on Schedule 14D-9 to be filed by MuleSoft.

Please be aware that any unreleased services or features referenced in today’s discussion or other public statements are not yet available and may not be delivered on time or at all. Customers who purchase our services should make these decisions based on features that are currently available.

Finally, the intended acquisition of MuleSoft includes an exchange of offer made by Salesforce and its subsidiary. The exchange offer has not yet commenced. The discussion regarding the acquisition is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for any offer materials that Salesforce and its acquisition subsidiary will file with the SEC.

When the tender offer commences, Salesforce will file a tender offer statement on Schedule TO with the SEC, Salesforce will file a registration statement on Form S-4 with the SEC, and MuleSoft will file a solicitation recommendation statement on Schedule 14D-9 with the SEC with respect to the exchange offer.

The exchange offer materials and the solicitation recommendation statement will contain important information. MuleSoft stockholders and other investors are urged to read these documents when they become available as they will contain important information that holders of MuleSoft securities should consider before making any decision regarding exchanging their securities.

The offer to exchange, the related letter of transmittal and certain other exchange offer documents as well as the solicitation recommendation statement will be made available to all holders of MuleSoft stock at no expense to them. They will also be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on the SEC filings section of the Investor Information section of the Salesforce website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com.

Copies of the documents filed with the SEC by MuleSoft will be available free of charge on the Investor section of MuleSoft’s website at www.investors.mulesoft.com or by contacting MuleSoft’s Investor Relations department at investorrelations@mulesoft.com.

In addition, Salesforce and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Salesforce and MuleSoft at the SEC public reference room in Washington, D.C. Please call the SEC at 1-800-732-0330 for further information on the public reference room. Salesforce’s and MuleSoft’s filings with the SEC are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

So with all that, let me turn the call over to Keith. Thanks, Keith.

Keith Block: Thanks, John. That was terrific. Good afternoon, everybody. Today is an important day for Salesforce, an important day for MuleSoft and for all of our customers. We could not be more excited to talk to you about our agreement to acquire MuleSoft, one of the world’s leading integration platforms.

Digital transformation is now top of line for CEOs in every industry and every geography and segment, and more than ever, they are coming to Salesforce because we fuel their growth and success. And when we’re talking to these CEOs, they tell us that unlocking massive amounts of data is critical to their digital transformations.

Just recently, I’ve heard from multiple CEOs in a variety of industries that data locked in their legacy systems is holding them back, and that is why this acquisition is so exciting for all of our customers. Companies of every size and every industry need to transform how they operate in this digital age, and that transformation starts and ends with the customer. And together, Salesforce and MuleSoft will accelerate customers’ digital transformations. This will enable customers to surface data across all of their systems, from legacy software to cloud applications, to mobile apps and IoT, and the list goes on. They’ll be able to make smarter, faster decisions and create highly differentiated, intelligent and connected customer experiences.

And we already have significant synergies with our joint customers, including Unilever, Coca-Cola, and BBVA and Mount Sinai. MuleSoft today addresses a $25 billion to $30 billion market that is growing at 25%, and that is incredibly exciting. Now Greg and his team have built an incredible company, and we see a tremendous opportunity to accelerate their growth in the enterprise globally, leveraging our partner ecosystem and momentum in the geographies. And MuleSoft also fits beautifully within Salesforce’s industry strategy.

Now take the health care industry as a great example. Advancements in technology, combined with a complex regulatory environment, have resulted in disjointed experiences for both patients and providers. We all feel this. And in order to deliver more personalized care, providers need to unlock any data, whatever — wherever it resides, across their EMRs, ERP software, cloud apps and their own proprietary systems. By bringing together Salesforce and MuleSoft, providers will be able to unlock all of this data to get a unified view of the patient and ultimately deliver better outcomes. And this is just one of many, many opportunities we have across industries. And as you can see, we’re very excited about the value this will create for our customers, our partners, our employees, and we are ready to hit this ground running.

We know MuleSoft very well. We’ve worked closely with them, and we are very familiar with their business and their very strong executive team. We share similar cultures. We’re closely aligned on values. And we’re thrilled to welcome MuleSoft to the Salesforce family once this transaction closes.

And with that, I’d like to turn the call over to MuleSoft CEO, Greg Schott.

Greg Schott: Thanks a bunch, Keith. This is truly an exciting day for MuleSoft, our customers and our employees. MuleSoft’s mission is to help organizations change and innovate faster by making it easy to connect the world’s applications, data and devices, and we’re solving one of the biggest problems in IT. MuleSoft is at the center of a significant opportunity to help organizations bring their digital investments together into an application network. As enterprises move their business to the cloud, deploy SaaS and embrace mobile and IoT, the challenge to quickly and efficiently deploy projects to deliver the benefits of digital transformation is massive.

The convergence of major technology forces such as mobile, cloud, big data and the Internet of things is creating disruption across almost every industry. By making it easy to connect nearly every technology in a standardized way, our customers can speed innovation to deliver differentiated customer experiences, new revenue channels and entirely new business models.

As one of the fastest-growing enterprise software companies, MuleSoft is a leader in its space, serving some of the greatest brands across the world. We’re headquartered in San Francisco with approximately 1,200 employees and offices around the world. It’s very exciting to be here today to join forces with Salesforce.

As we’ve partnered with Salesforce over the years, it became clear that the combination is highly strategic for MuleSoft. In addition to providing significant value for MuleSoft shareholders, joining forces with Salesforce accelerates our vision of the application network to deliver on the promise of digital transformation for our customers. But the synergy and combination of Salesforce and MuleSoft are extraordinary, with a total focus on customer success and speed of innovation. This is an exciting future for our joint customers, our partners and our employees. We believe that our shared commitment to customer success and similar cultures make our companies a great fit. I couldn’t be more excited for this next chapter for our joint teams, and I want to thank MuleSoft’s employees for all the amazing work to bring us to this exciting point. I can’t wait to see what MuleSoft and Salesforce are going to do together.

Now let me hand the call over to Bret.

Bret Taylor: Thanks, Greg. We couldn’t be more excited to have you and the MuleSoft team join Salesforce. Central to our product vision and innovation strategy is enabling companies to put customers at the center of their business. Behind every device, every app, every event, everything, there is a customer who expects a new level of engagement. That’s why CRM has never been more important than it is today. It’s about transforming the relationship companies have with their customers and creating connected experiences at every touch point.

The MuleSoft team has built an industry-leading integration platform that enables companies to design, build and manage connections across enterprise apps, data and devices. Connecting systems has been one of the largest unsolved problems for our customers, and it’s more vital as a number of apps, data and devices continues to grow exponentially.

MuleSoft will continue to build towards its vision of the application network with its Anypoint platform. This technology will also power the new Salesforce integration cloud, which will enable all enterprises to surface any data regardless of where it resides to drive deep customer experiences throughout a personalized one-to-one journey. And all of this comes together on the Salesforce Lightning platform, which companies are using today to create modern apps that deliver rich, engaging user experience for any device. And with MuleSoft powering the new integration cloud, we will enable enterprises to unlock new possibilities for delivering highly differentiated, intelligent connected experiences.

We are truly inspired by the opportunity we have to drive innovation for our customers by bringing together MuleSoft with the world’s number one CRM.

Now let me turn the call over to Salesforce CFO, Mark Hawkins, to talk about the transaction details.

Mark Hawkins: Thanks, Bret. As the team outlined, this is a highly strategic transaction and will expand our TAM in a fast-growing segment by an incremental $10 billion in FY ‘22. Under the terms of the definitive agreement, Salesforce will acquire Microsoft [sic][MuleSoft] for approximately $6.5 billion, net of cash acquired, which represents a per share price for MuleSoft common shares of approximately $44.89, based on the closing price of Salesforce common stock on March 19, 2018.

The purchase will be comprised of $36 in cash and 0.0711 of shares of Salesforce common stock for MuleSoft. Common shares are approximately 80% cash and 20% stock. We expect to fund the cash consideration with cash from the company’s balance sheet and approximately $3 billion of proceeds from a combination of term loans and/or issuance of debt securities. The relative mix of each will depend on the prevailing market conditions. We have also obtained a $3 billion bridge loan facility, subject to customary conditions.

The acquisition will be structured as an exchange offer, as John said, for all of MuleSoft’s outstanding shares, immediately followed by a second step merger. We expect the transaction to close in Q2, subject to the tender by MuleSoft’s stockholders for shares representing the majority of the MuleSoft common stock voting power, on a 1-vote per share basis, expiration of antitrust waiting periods and the customary closing conditions. Given our 2 companies are squarely in the first quarter of implementing new accounting standards, ASC 606 and ASC 340-40, we will not update our FY ‘19 guidance at this time. We encourage you to review MuleSoft’s most recent public results and financial guidance, including their comment — comments regarding their long-term outlook.

Our management team and MuleSoft’s management team have high expectations for this business. In that context, we’re raising the long-term revenue target that Salesforce provided at the most recent Analyst Day by an incremental $1 billion of revenue, of $21 billion to $23 billion by FY ‘22, provided the transaction closes as anticipated.

Given MuleSoft generates a modest non-GAAP operating loss, along with purchase accounting adjustments, transaction-related fees and expenses and incremental investment, we expect MuleSoft to reduce our FY ‘19 non-GAAP operating margin improvement target, which we previously guided at 125 to 150 basis points year-over- year. Nevertheless, our goal is to maintain or modestly improve our year-over-year non- GAAP operating margin in FY ‘19.

Separately, we expect to provide an update to Salesforce’s Q1 and FY ‘19 guidance to reflect the new accounting standards, excluding the impact of MuleSoft, on or before April 3. We expect to update our guidance for Q2 in FY ‘19 under the new accounting standards, including the impact of MuleSoft during our first quarter results call. Keep in mind, our guidance may change as we finalize purchase accounting in the second quarter.

As it relates to operating cash flow, while we don’t anticipate the new accounting standards will have a material impact on that, we expect to discuss the FY ‘19 operating cash flow guidance during our first quarter results to reflect the costs associated with the transaction and the impact of interest expense from the planned debt raise.

And with that, I’d like to open up the call for questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Your first question comes from the line of Alex Zukin with Piper Jaffray.

Taylor Reiners: This is Taylor Reiners on for Alex. I had a question for Keith. I was wondering if you could comment kind of at a higher level what your plans are with regard to integrating the sales organization and what kind of revenue synergies you think you can drive going forward.

Keith Block: Thanks, Taylor. I appreciate the question. Look, we’re obviously very, very excited about bringing MuleSoft into Salesforce. MuleSoft onto itself, as I think you all know, is — was a very, very highly successful company that had significant growth, was doing incredibly well, great executive team, outstanding customers, great product vision, all the characteristics that you would like to see folded into this digital transformation story that we’re hearing from every CEO, from every industry, from every market segment and geography all over the world. So we think this combination of these two companies will be very, very powerful for our customers.

So again, the MuleSoft team has already been doing a terrific job growing their revenue and running a great company. And now when you factor that into our industry strategy and our partner ecosystem, our global expansion, the thousands of AEs we have in our distribution network, leveraging the power of both of these companies together, we think, will drive a very, very strong revenue synergy. So again, we’re very excited about where this is going to go.

Operator: Your next question comes from the line of John DiFucci with Jefferies.

John DiFucci: Listen, I definitely get this from both sides. It does make a lot of sense. But part of the value of MuleSoft is its true neutrality, and I’m just kind of thinking about what happens to that under the umbrella of Salesforce. Because, obviously, you guys are a leading applications vendor. I know you have a Platform as a Service, too. But I just — like, I don’t know, if there’s something you can share as to like how much of MuleSoft’s businesses is — includes Salesforce today, integrations with Salesforce. Just trying to — I can see the synergies, but I’m wondering if there’s any sort of anti-synergies involved.

Bret Taylor: This is Bret Taylor. Just number one, at Salesforce, we’re committed to the MuleSoft Anypoint platform, and we’re excited that with this transaction, we can continue to invest in those technologies and recognize that there’s just so much value in any company’s digital transformation initiative to connect all systems, whether or not they’re related to Salesforce specifically.

But I also want to say, what’s really exciting for us is, if you imagine a customer transformation, that one of our customers is deploying, it almost always involves integrating a number of different systems, both on-prem, in the cloud. And we really think that the combination of the amazing integration technologies and the Anypoint platform, with these digital transformations that are really about transforming the customer experience, really are incredibly synergistic from a product perspective, the two together really enable us to enable completely new personalized experiences that connect data from all these different systems.

Greg Schott: And I would — John, it’s Greg. I would just also add that I’m going to be the CEO of MuleSoft. That is the plan that we’ve been discussing. And I would say, during our discussions, as we started working together here, it was just very clear that the entire team, Mark and Keith and Bret, everybody fully understood the importance of that neutrality. And how we have to make sure that, that is there and understand that as we think about it from customer positioning standpoint, branding, organizational standpoint. Everybody gets that, and we’re lined up with the team to go do that.

Keith Block: John, this is Keith. Just one more thing I waned to add. Because, look, you know very well the two cultures of these two organizations that are incredibly focused on customer success. And we put a premium on driving success for our customers, and that is something that we will certainly continue to foster as a combined organization. So I think both Bret and Greg’s comments are spot on in terms of making sure that customers are successful.

Operator: Your next question comes from the line of Keith Weiss with Morgan Stanley.

Keith Weiss: Two products-related questions. One is just a clarification. Is there still — is there going to be, I guess, separate product? It was like the Anypoint platform, like 1 platform, and then there’s a separate product, that’s going to be the Salesforce integration cloud. Or does the two become one and the same?

And then the second question, and maybe this is for Bret, why sort of buy versus partner? Like is there something from a technology perspective that you’re expecting to be able to do with MuleSoft that you couldn’t do versus just like a tight integration, which, by default, you already have, and a sales distribution partnership? Like what’s the rationale behind buying the asset versus just tightly partnering?

Greg Schott: This is Greg. I’ll take the first part of that question, and then Bret can follow up for the second part. So as far as — we’ve actually been — it’s still early, and we just have been spending a lot of time, obviously, as you can imagine, in the — actually, in the transaction diligence phases. So it’s still early in figuring it all out. But we’ve been talking about it.

It’s kind of a path 1 and a path 2. Path 1 being Anypoint platform and it going through our standard sales channels and people think about it as digital transformation for their entire business. And path 2, thinking about it as the Salesforce integration cloud, customers coming through the Salesforce ecosystem. Both of those having MuleSoft’s Anypoint platform is the underpinnings, but really, we got two different ways at coming at it. That’s how we’ve been thinking about it. Still early days, but that’s the discussion we’ve been having so far.

Bret Taylor: Yes. To add to that, we really are — we really truly believe for these customer transformations. That ability to connect to Anypoint platform is incredibly valuable.

And to answer the second part of your question about, why do we need to own this technology? Customers are turning to us to talk about digital transformation broadly, and we do believe at Salesforce that starts and ends with the customer, which is why they’re coming to us to talk about these broader initiatives. We believe that the companies that will define the next generation of customer experiences are really thinking about this broadly. And we really think this is about scale and speed. And by joining forces, we can enable this transformation to be faster than we could independently.

Operator: Your next question comes from the line of Karl Keirstead with Deutsche Bank.

Karl Keirstead: So I’ve got two. Just in terms of timing, obviously, it’s pretty hard to perfectly time these things, but MuleSoft shares were at 20, 25 just five weeks ago. Why not have taken a run at them at that point rather than after a plus 50% move?

And then secondly, for Mark, just if you could bracket the operating margin improvement change. So if I heard you correctly, in fiscal ‘19, you won’t hit 125 to 150, but operating margins will still be up. Any more definitive bracket? And do you feel like you can get back to that normal operating margin improvement in fiscal ‘20?

Mark Hawkins: Okay. Let me start with the operating margin and then maybe we can come back to the valuation. From an operating margin standpoint, I think the first thing that we would say, and I think, Karl, you — yes, I think you picked up a lot of the gist of this. We had a target out there of 125 to 150 bps, plus delivering durable growth this year is our plan. And, of course, we’re adjusting that now, and we’re going to have something — from a bracketing standpoint, what I’m saying to you is our goal now is to maintain or slightly improve, modestly improve our number. But I can’t really bracket it more than that.

One of the things that, at this time, I will do that at the Q1 call, given that we need to work through all the different particulars that I called out earlier in the call. Given all the changes happening, including the accounting standard change, I think it’s very practical to get through the first quarter ever with the new accounting standard changes for both firms and get the actual information about the transaction costs related to this. And just in a few weeks, we’ll be able to give you a good update here. So I can’t really fine-tune that even more, but you will get much more data in Q1.

So in terms of valuation, Keith, do you want to —

Keith Block: I was just going to talk about the first part of the question. Look, the — we tried to capture this in your opening comments. I think Bret did a very nice job, as well as Greg. This is a category of IT, the IT market, that is very hot in the sense that it is mission critical to CEOs and C-level executives, and it’s a market that’s growing at a very, very fast clip.

And as you’ve all heard from us over the last 24 months, there has been a — an increasing number of CEO visits with us, looking for us to be their trusted adviser on this path and journey to digital transformation. And one of the consistent themes we hear from the CEOs is a frustration, if you will, and a yearning to be able to unlock data from these legacy systems. And when we think about that marketplace, we think about MuleSoft as the premier player.

And they’ve got an incredibly rich and impressive roster of enterprise customers, of which we also have those customers. The total addressable market, as Mark Hawkins talked about earlier, is significant. And MuleSoft has a demonstrated ability to go after this market.

So together, we think that this is a very significant play that will drive that digital transformation and result in the promise that we discussed with the CEOs. This has really become a CEO first agenda around digital transformation. And unlocking this data from a legacy system in a heterogeneous environment is very, very important.

Mark Hawkins: And if I may just build on this thing also with Keith. Look, in terms of the timing and your point, Karl, understand that, I think, to Keith’s point, this is a leader in a fast-growing market. All the incremental TAM that we talked about, number one, as Bret talked about customer feedback in terms of integration helping us accelerate the digital transformation, that helps us with more enterprise capability as we push up market more, which is very much where we’re going.

We have a firm that’s done great growth execution, which is the kind of unique differentiated asset that we look for. And I think this is more of thinking about the next 10 years of really taking this company to the next level with digital transformation for our customers versus the next, let’s say, 10 months. This is really — we’re looking at the best asset in the marketplace, and we’re very proud to have them join us.

The other thing I would say to add on also, Karl, is in addition to kind of describing where we’re at, in Q1, you’ll get a lot more detail, I think it’s important to know you’ve seen the last four years in a row, uninterrupted, we’ve expanded our operating margin. And also, our long-term view is to continue to drive our operating margin expansion upward. We just happen to have a very unique opportunity with a phenomenal company that we’re working through here and giving you the information. So I hope that helps on those points.

Operator: Your next question comes from the line of Kirk Materne with Evercore ISI.

Kirk Materne: Congratulations on the acquisition. Keith, maybe just a follow-up on your last point. I was just curious. Is this, I guess, in the immediate near-term more about streamlining the discussion around digital transformations eating up those discussions to get customers on board? Or when you talk to CF — or CEOs, rather, do you believe this can drive larger ASV — sorry, ACV per customer wins for you all? I’m just trying to get a sense on whether or not this was something you needed to buy to sort of get in there and accelerate the conversations. Or do you believe this can be something that meaningfully lifts your ACV over the next 12 to 18 months with those same customers?

Keith Block: So, again, thanks for the question. Look, I think at the end of the day, when we have these CEO conversations, we have an obligation to drive their success. And their success is completely tied to that — the pace of the digital transformation. And one of the things that, I think, this company does very, very well, and it does drive a big part of our acquisition strategy, is it listens to the customer. And that customer feedback is really, really important.

So we pride ourselves in listening. When they have a business problem or we can anticipate a business problem, we have a solution to that problem. And certainly, this acquisition helps to solve that.

We do believe that it can accelerate the pace of the transformations. It also ratchets up the probability of their success of the digital transformation. So that capability has historically not been part of our toolkit, but now it is. And again, this really goes back to they are looking to us to have that strategic relationship and play the role of that trusted adviser to ensure their success. And that’s where this thing was really born from.

Operator: Your next question comes from the line of Abhey Lamba with Mizuho Securities.

Abhey Lamba: Keith or Bret, historically, you’ve had a strong presence in front-office applications and had a platform play, but with this acquisition, you seem to be entering into the middleware layer. How should we think about your plans for expansion? Should we expect more activity in the middleware from you? And will you look — will you be open to looking at things in the back office, especially as you’re targeting your way much beyond $20 billion in revenues and becoming more relevant in digital transformation? And also, how should we think about what this means for opportunity you see in the front-office applications?

Bret Taylor: So we all think about both our business strategy and product strategy working backwards from how do we enable our customers be successful, how do we enable them to redefine their customer experiences. And we look at what it means for a company to transform themselves digitally and to redefine their customer experience. It’s not just a front office, it’s about unlocking the data from all of their systems to redefine that experience. And if you look at the broader trends in the technology industry, you have — most of our customers have a mix of on-prem data, multiple public clouds and sometimes private clouds as well.

And so when we look at the opportunity that we have to enable them to do this digital transformation, we welcome that complexity and that messiness and all the incredible IP that MuleSoft has built to help solve that problem because that’s where the value is. Fundamentally, we can help them unlock this data. We’re enabling them to truly transform their experience, recognizing that there’s inherent complexity running a large enterprise in the modern technology landscape.

Keith Block: Yes. Just to add to that, and I think Bret really nailed it, look, when we think about our strategy, everything that we do rotates around the customers. So we’re always looking for ways to solve customer problems and customer engagement opportunities and natural adjacencies. And this is just a natural adjacency, pure and simple. And if we can unlock that data and drive to a customer solution, then that’s why we’re doing this.

Greg Schott: This is Greg. I would just add, companies are spending north of $400 billion a year writing custom point-to-point code to make their mobile apps work, to build IoT, to have a connected customer experience. And that is the biggest friction that companies face when they’re trying to transform their businesses. And so when you think about what we can do by laying that platform down to actually speed up, it really changed the clock speed of digital transformation. That’s what it’s all about.

Operator: Your next question comes from the line of Tom Roderick with Stifel.

Tom Roderick: So looking at the overlap here again, I mean, it seems like 60% overlap of 1,200 customers, huge opportunity in the enterprise, and — but obviously, you’re seeing a fantastic opportunity. With these accelerating digital transformations, I was just wondering if you could talk a little bit more about how you see this synergy sort of playing out here, and I get the question earlier, whether you see them, but relative to what the biggest opportunity is. Is it really to take this product and push it into the rest of the enterprise install base for Salesforce? Or do you see a ready opportunity right away to take multiple clouds and push them on top of the MuleSoft customer base? Just would love to hear about how you’re thinking about the integration points from sales and the synergies there.

Keith Block: Well, look, obviously, we have an enormous install base, and every single — as Bret said, every one of those has a complex environment as it relates to legacy system. So there’s certainly an opportunity there.

MuleSoft has an excellent install base as well, where they are completely independent and they are not Salesforce customers. And so there’s clearly opportunities in both companies install bases.

The other thing that I’ll point back to is our industry strategy, and we believe that there’s a big industry play. The example I gave you about health care is just the tip of the iceberg. You can apply the same in the government, which has huge legacy systems. You can take financial services. You can take telecommunications. So it is a big industry play.

Another variable in this equation is our partner ecosystem. We have an enormous partner ecosystem and great success with that. And we think that we can light that up even further and deepen those relationships with MuleSoft as part of the equation.

Finally, as you know, we pride ourselves on the thousands of account executives that we have in this company who will be very, very excited to make sure that their customers accelerate the digital transformation, along with their counterparts at MuleSoft. So there’s a lot of synergies here, and that’s why we’re excited about the acquisition.

Operator: Your next question comes from the line of Keith Bachman from Bank of Montreal.

Keith Bachman: Bank of Montreal. I think I’m going to direct this to Keith Block, if I could. Two really exciting companies. I still come back to the why, and let me throw out three things on — related to that. One, buying MuleSoft, this clearly would help with the Salesforce ecosystem, both connectivity within Salesforce and connectivity to Salesforce. Two would be sales leverage across your various sales channels. But the third is, MuleSoft, I think the majority of the revenues are integrating things other than salesforce.com. And I’m just wondering how this merger impacts that or how that leverages that. For instance, more specifically, MuleSoft is leveraging the integration points associated with your competition. And I’m not sure how this merger really advances that cause. So if you could just talk a little bit more about the independents and perhaps how you foster the success of MuleSoft directly with your competitors.

Keith Block: Well, we live in a land of coopertition, as you know. And we are a culture that focuses on customer success. And I’ll go back to what I said earlier. We respect and want to drive success for all customers, whether they’re MuleSoft customers, Salesforce customers or combined customers. And we are committed to make sure that we are serving all those customers and are able to expand in each three of those categories.

I will also go back to the opportunity here. I think, typically, we would look at this and say, “This is a platform sell. It is a technology sell.” Anybody who thinks that way, they need to broaden their thinking. This is a transformational sell. This is about accelerating, as Greg said, digital transformation or accelerating the clock speed on digital transformation. Every CEO that we talk to — in fact, again, in just the past few weeks, one of the largest providers in the world, one of the largest banks in the world, one of the largest government agencies in the world, I have had conversations with all of them, and they are in the midst of — different stages of digital transformation. And the power of unlocking data from multiple legacy systems and extending the network, the application network, whether it’s IoT devices or mobile devices, this is very, very powerful.

So we see significant synergy, significant revenue opportunity. And we believe that we can do it in all three categories of the base: our base, the combined base and MuleSoft’s existing base.

Operator: Your next question comes from the line of Jennifer Lowe with UBS.

Jennifer Lowe: I wanted to ask a little bit about how Mule — or who MuleSoft traditionally sells to in the enterprise. Are you typically coming in through the developer relationships? Or was a lot of it through senior level IT decision-makers at this point? And then related to that, I know there’s been discussion of how Salesforce’s thousands of AEs can accelerate MuleSoft adoption, but are there also opportunities to leverage the developers using MuleSoft currently to get some uptake of some of the platform offerings from Salesforce like Force and Heroku?

Greg Schott: Great. This is Greg. So we have kind of a two-pronged approach. So we have conversations at the most senior levels in IT organizations, CIOs at some of the biggest companies in the world to help them digitally transform their businesses, and there it is that is around changing the clock speed of how fast our IT organizations can deliver. And, in fact, 25 of our 30 largest customers are doing customer-facing initiatives with our platform.

So we work at the very most senior levels in the organization, but we also are very, very focused on the developer. Since the beginning, it has been, for us, all about building a fantastic developer experience and making it easy for them to connect applications, data and devices to create APIs, to make everything inside. We talk about being composable so that everything starts to become plug-and-play and to truly build out an application network. And that’s a story that resonates both at the developer level as well as the CEO, as well as at lines of business and CEOs.

Operator: Your next question comes from the line of Adam Holt with MoffettNathanson.

Unidentified Participant: This is [Sean] on for Adam. Two questions, I think. You’ve been talking about accelerating the pace of digital transformation. In your conversations with CEOs, how much are you focused on selling the Sales Cloud versus Service Cloud versus the Salesforce Platform? And can we kind of interpret this as a platform becoming more important strategically as part that offering?

Keith Block: So did you want to go ahead and finish your question?

Unidentified Participant: Yes, sure. Secondly, was this a competitive process?

Keith Block: Okay. Let me certainly tackle the first part of this question. This is Keith. So as you know, when we talk to a CEO in a particular industry, it doesn’t really matter the geography, the size of the company. There is a business problem that’s being — that we’re trying to solve.

And at a CEO level dialogue, you’re not really getting into the features and functions of Sales Cloud, you’re really starting to talk about what’s going on in the retail banking industry, what’s going on in the telecommunications industry or the retail industry or the consumer packaged goods industry. So speaking the language of the customer is an imperative.

Now with the advances in technology, and, certainly, the market leadership of a company like MuleSoft, the platform play becomes as important, if not more important than ever, but it’s always within the context of solving that customer problem. Unleashing data for multiple legacy systems that don’t talk to each other is within the context of solving a customer problem because you’re serving that data up and enabling customer engagement. And that’s the sort of conversation that we’re having. And I would characterize that as — that is the digital transformation conversation.

As part of — your second part of the conversation, Mark, why don’t you —

Mark Hawkins: Happy to take that. In terms of the competitive process, one thing that will help you, Sean, is that we’re going to be publishing the tender offer, and that will describe all the details associated with the entire process [I show]. So just stay tuned. You’re going to get a lot of good detail on that.

Operator: (Operator Instructions) Your next question comes from the line of Sarah Hindlian with Macquarie.

Sarah Hindlian: I don’t want to beat the dead horse, but I would still like to talk a little bit more about some of the revenue synergies that you’re seeing with the deal. In particular, what stood out to me are the customer overlap that you disclosed? It looks like about 60% customer overlap between two companies. And I generally think of MuleSoft as very obviously skewed to large enterprise. So I’d love to hear a little bit from you about how you’re thinking about some of the opportunity around the mid- market for your customers, what you think MuleSoft can bring there, given that it does tend to skew to enterprise, and where do you see an opportunity to cross-sell and up-sell. Keith, I know you mentioned vertical strategy, in particular. I’d love to hear how this can particularly aid in vertical uptake as well.

Keith Block: Okay. Yes. This is Keith. I’m happy to answer that. So first of all, when we talk about enterprise, these are very loose definitions, okay? Just — when we talk about, what is the line of enterprise, is that an employee count, is it a revenue count, I mean, these are, I would just say, significant enterprises beyond the Fortune 5000, okay?

So there is a lot of opportunity there, and it’s obviously a significant market with a lot of room to grow across the board. Specific to the vertical strategies, again, I gave the example of health care, and I could apply the same one to wealth management, retail banking, consumer banking, investment banking, capital markets and on and on and on. There are significant integration issues and challenges around unlocking data in all of these industries.

Remember, if you look at financial services, this is an industry that faces a challenge where almost 90% of their IT budget is focused on compliance and maintenance and keeping the lights on, which leaves very, very little room for innovation. So think about the challenges of unleashing the power of the data through those legacy systems. That is a significant, significant opportunity.

So that business case could be applied, again, to every single industry. And with an explosion of the different types of devices and technologies, coupled with the legacy systems that we’ve had in place for years, where customers are just yearning to unlock the power of the data, this, again, represents significant opportunity in every single vertical.

You can — we can talk on and on about the digital transformation that the United States government, as an example, is trying to go through to modernize their systems and how many years those systems have been built and patched and maintained and iterated. You can think about the complexity of the data and the opportunity to unleash that data with a customer engagement or a citizen engagement platform. So again, there are many, many synergies in all of these vertical use cases.

Operator: Your next question comes from the line of Pat Walravens with JMP.

Pat Walravens: I’m sure you’re expecting this question, but is there a reason that Benioff isn’t on this call for the largest acquisition you’ve done?

Mark Hawkins: So let me — Pat, first of all, thank you. Let me start, maybe have Keith and others just jump in. This is — just — it’s interesting, your question. It just reminds me of Demandware, which, up to this point, was the biggest acquisition we ever had. And, Keith, as I recall, you and I, we were on the phone and talking through this. And so very similarly, Marc was in another meeting, of course, where he’s at right now as well. So this is very kind of a similar thing, Pat, in what we did with Demandware.

I think the other thing that strikes me, and this is just on the fly, is the fact that you have Greg and Bret and Keith who will be working very closely together. And obviously, I think that’s partly why we’re all here on the call. But those are my initial reactions. Obviously, Marc has been deeply involved in this whole dialogue and this entire process. So, Keith?

Keith Block: Yes. I would just reiterate that. Look, this is significant for the company, it’s very strategic for the company. There’s obviously been a lot of thought that’s been put into this and we’re excited about going forward.

Mark Hawkins: For sure.

Operator: Your next question comes from the line of Kash Rangan with Merrill Lynch.

Kash Rangan: I’m curious, Keith, if you could just share with us how the synergies are likely going to play out. From a go-to-market perspective, how is this acquisition going to be different from — with respect to ExactTarget and also Demandware, which we’re obviously more on the application and commerce side? But how do you approach synergizing, getting the best value out of this deal differently than the two other acquisitions the company has undertaken?

Keith Block: Thanks for the question. Look, in one area, you can make an argument that those two acquisitions were in a different space because, as you characterized, that they were in the application space. On the other hand, they’re all very similar in that they help to drive and accelerate our customer transformations and our digital transformations.

So again, Kash, you’re very familiar with our growth strategy around international expansion, our partner ecosystem and building out our capacity and our industry focus, and we believe that MuleSoft fits very nicely into all those categories in terms of being able to draft on those, there’s a lot of synergies, there’s a lot of leverage, they have amazing technology.

We’ve known these guys for a while, we know them well, we know their executive team, and we’re very, very comfortable and very confident that we’ll be able to drive those revenue synergies, as I discussed before.

Greg Schott: I would just add to — this is Greg. I would just add to that. As I’ve said many times, every industry, pretty much every size organization, every single project that we see is an opportunity. Whether it’s a mobile project, whether it’s IoT, whether it’s 360-degree view of the customer, it’s an opportunity. And our biggest challenge at MuleSoft has always been how fast we can scale the organization to go after the massive demand in the marketplace.

And so I just think about the size of Salesforce’s field organization and what they can do with our technology, I think that’s where there’s going to be a tremendous amount of synergy.

Mark Hawkins: I agree.

Operator: And there are no further questions at this time. Are there any closing remarks?

John Cummings: Yes. Well, thanks very much, Sarah. And I just want to thank everyone for joining us on the call today. It’s an important announcement, an important day for Salesforce. And we look forward to updating you on our results for Salesforce’s first quarter in May. So thanks, everyone, for joining us.

Operator: This does conclude today’s conference call. You may now disconnect.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (the “Company”), its acquisition subsidiary and MuleSoft, Inc. (“MuleSoft”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and MuleSoft will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and MuleSoft’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to the Company, MuleSoft and the acquisition of MuleSoft by the Company that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.